

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "POSSIBL LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "POSSIBL LLC" TO "POSSIBL INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF JULY, A.D. 2024, AT 1:40 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

2574341 8100V
SR# 20243164360

Authentication: 203949640
Date: 07-17-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 07/17/2024
FILED 01:40 PM 07/17/2024
SR 20243164360 - File Number 2574341

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the limited liability company was first formed is the State of Delaware.

2. The jurisdiction of the limited liability company immediately prior to filing this Certificate of Conversion is the State of Delaware.

3. The date the limited liability company was first formed is November 2, 2023.

4. The name of the limited liability company immediately prior to filing this Certificate of Conversion is Possibl LLC.

5. The name of the corporation as set forth in the Certificate of Incorporation is Possibl Inc.

6. A plan of conversion has been authorized, approved and adopted by the limited liability company in accordance with applicable law.

IN WITNESS WHEREOF, the undersigned, being duly authorized to sign on behalf of the converting limited liability company, has executed this Certificate of Conversion as of the 17th day of July, 2024.

By: */s/ Alia Drissi*
Alia Drissi, Authorized Person





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "POSSIBL INC." FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF JULY, A.D. 2024, AT 1:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2574341 8100V
SR# 20243164360

Authentication: 203949640
Date: 07-17-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 07/17/2024
FILED 01:40 PM 07/17/2024
SR 20243164360 - File Number 2574341

CERTIFICATE OF INCORPORATION OF POSSIBL INC.

FIRST: The name of the corporation is: Possibl Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code.

FOURTH: The Corporation is authorized to issue one class of capital stock to be designated as Common Stock. The total number of shares which the Corporation is authorized to issue is 15,000,000 shares, $0.0001 par value. 10,000,000 shares of the authorized Common Stock are hereby designated "**Class A Common Stock**" and 5,000,000 shares of the authorized Common Stock are hereby designated "**Class B Common Stock**" (the Class A Common Stock, together with the Class B Common Stock, the "**Common Stock**"). On any matter submitted to the stockholders of the Corporation, holders of Class A Common Stock are entitled to one (1) vote per share. Class B Common Stock shall be non-voting, and the holders of Class B Common Stock shall not be entitled to vote in any proceeding in which action shall be taken by the stockholders of the Corporation. Except for the foregoing, the relative rights, preferences, qualifications, limitations and restrictions of the Class A Common Stock and the Class B Common Stock shall be identical in all respects.

FIFTH: The name and mailing address of the incorporator are as follows: Alia Drissi, c/o DLA Piper LLP (US), 444 West Lake Street, Suite 900, Chicago, Illinois 60606.

SIXTH: To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 17th day of July, 2024.

/s/ Alia Drissi
Alia Drissi, Incorporator